Exhibit 15.2

CHINA NATURAL RESOURCES REPORTS FULL YEAR 2023 RESULTS

HONG KONG, April 30, 2024 – China Natural Resources Inc. (NASDAQ: CHNR) (the “Company”) today announced its results of operations for the year ended December 31, 2023. For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = CNY7.0786 as quoted by www.ofx.com on December 31, 2023, except as otherwise disclosed.

Mr. Wong Wah On Edward, Chairman of the Company, commented, “We are prudently investing in our exploration activities as we work to extract further value from the Wulatehouqi Moruogu Tong Mine. The disposition of Shanghai Onway Environmental Development Co., Limited in July 2023 can help the Company streamline its resources and invest in opportunities that will help the Company grow. We are pleased with the outcome of our due diligence investigation, and are focused on the next steps towards completion of the transaction. The direct placement of approximately US$3.27 million of common shares to certain institutional investors in February 2024 strengthens the capital base of the Company. We are evaluating to leverage our mining expertise and sales and distribution platforms, as we continue to execute on our long-term business strategy and build value for our shareholders.”

Financial Results for the Twelve Months Ended December 31, 2023

Administrative expenses decreased by CNY12.37 million (US$1.75 million) from CNY25.25 million for the year ended December 31, 2022 to CNY12.88 million (US$1.82 million) for the year ended December 31, 2023. The decrease was mainly caused by the one-off option awards granted on July 14, 2022 to certain eligible individuals covering an aggregate of 8,100,000 of the Company’s common shares under the 2014 Plan.

Other income increased by CNY3.04 million (US$0.43 million) from CNY0.70 million for the year ended December 31, 2022 to CNY3.74 million (US$0.53 million) for the year ended December 31, 2023. The increase was mainly caused by government compensation received in 2023 for termination of 5 mine exploration rights in Dengkou County, Inner Mongolia Autonomous Region.

Fair value gain on financial instruments, net decreased by CNY0.16 million (US$0.02 million) from CNY1.01 million for the year ended December 31, 2022 to CNY0.85 million (US$0.12 million) for the year ended December 31, 2023. The decrease was caused by the fluctuation of fair values of the Company’s outstanding warrants.

The profit for the year from discontinued operations, net of tax decreased by CNY5.15 million (US$0.73 million) from CNY1.04 million for the year ended December 31, 2022 to a loss of CNY4.11 million (US$0.58 million) for the period ended July 31, 2023. The loss in 2023 was the result of an expected credit loss assessment of receivables and contract assets, due to the fact that the amount of uncollected and aged receivables and contract assets was relatively higher than the amount in 2022.

As a result of the foregoing, our net loss decreased by CNY9.86 million (US$1.39 million) from CNY22.30 million for the year ended December 31, 2022 to CNY12.44 million (US$1.76 million) for the year ended December 31, 2023.

About China Natural Resources:

China Natural Resources, Inc. (NASDAQ: CHNR) is currently a holding company that operated in two reportable operating segments: wastewater treatment and exploration and mining. Upon the completion of Precise Space-Time Technology disposition on July 28, 2023, the Company is engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metal, and is actively exploring business opportunities in other non-natural resource sectors. China Natural Resources recently agreed to acquire Williams Minerals, which operates a lithium mine in Zimbabwe, for a maximum consideration of US$1.75 billion. While there is no guarantee, the acquisition of Williams Minerals is expected to close in 2024. Williams Minerals is owned by China Natural Resources’ controlling shareholder, Feishang Group Limited, and a non-affiliate, Top Pacific (China) Limited.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the ability to locate and execute on strategic opportunities; the impact of the rising commodity prices; the potential completion of the acquisition of Williams Minerals (Pvt) Ltd (“Williams Minerals”); the satisfaction of the various conditions of the acquisition of Williams Minerals, as set forth in the definitive sale and purchase agreement (the “Sale and Purchase Agreement”); the potential presence of minerals in the Zimbabwean lithium mine; the vesting of ownership of the regions of the Zimbabwean mine and the timing thereof; the anticipated benefits of the acquisition of Williams Minerals; the level of demand for lithium and other precious minerals; and the availability of internally generated funds for the payment of operating expenses, capital expenditures and the Company’s growth strategy. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business from an investment in the natural resources sector generally and in the Zimbabwean lithium mine specifically; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives; uncertainties related to the Company’s ability to settle in cash the consideration due in connection with the acquisition of Williams Minerals, as contemplated by the Sale and Purchase Agreement; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Zimbabwean lithium mine; uncertainties associated with the issuance of and accuracy of the independent technical reports, as contemplated by the Sale and Purchase Agreement; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of the COVID-19 pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; uncertainties related to the political situation between the PRC and the United States; uncertainties regarding the ability of the Public Company Accounting Oversight Board to continue to fully inspect auditors located in the PRC and Hong Kong, the implementation by the SEC of more stringent disclosure and/or other requirements for companies located in the PRC or that have operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; uncertainties related to the possbilitiy that legislative or other regulatory action in the United States may result in listing standards or other requirements that, if the Company cannot meet, may result in delisting and adversely affect the Company’s liquidty of the trading price of the Company’s securities that are listed and traded in the United States; uncertainties related to PRC law and government control of currency conversion that may restrict the ability to transfer funds into or out of the PRC; and other risks detailed from time to time in the Company’s filings with the SEC, including, without limitation, the information set forth in the Company’s Annual Reports on Form 20-F under the heading “Risk Factors.” When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

For more information please contact:

Zhu Youyi, Chief Financial Officer

Phone: 011-852-2810-7205

cfo@chnr.net

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

CONTINUING OPERATIONS
Administrative expenses	(11,076)	(25,248)	(12,883)	(1,820)
Other income	599	699	3,742	529
Fair value (loss)/gain on financial instruments, net	(38,349)	1,007	847	120
Finance costs	(166)	191	(48)	(7)
Finance income	13	13	5	1

LOSS BEFORE INCOME TAX	(48,979)	(23,338)	(8,337)	(1,177)

Income tax expense	5,095	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(43,884)	(23,338)	(8,337)	(1,177)

DISCONTINUED OPERATIONS
(Loss)/profit for the year from discontinued operations, net of tax	(11,087)	1,042	(4,106)	(580)

LOSS FOR THE YEAR	(54,971)	(22,296)	(12,443)	(1,757)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(43,884)	(23,338)	(8,337)	(1,177)
From discontinued operations	(4,268)	(1,285)	(5,504)	(777)
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	(6,819)	2,327	1,398	197

	(54,971)	(22,296)	(12,443)	(1,757)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	(5.39)	(2.85)	(1.01)	(0.15)
- For loss from discontinued operations	(0.52)	(0.15)	(0.67)	(0.09)
- Loss per share	(5.91)	(3.00)	(1.68)	(0.24)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands)

	Year Ended December 31,
	2021	2022	2023	2023
	CNY	CNY	CNY	US$

LOSS FOR THE YEAR	(54,971)	(22,296)	(12,443)	(1,757)

Other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	3,252	(8,094)	(2,810)	(396)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	(10,909)	9,593	1,421	201

Total other comprehensive (loss)/income for the year, net of tax	(7,657)	1,499	(1,389)	(195)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(62,628)	(20,797)	(13,832)	(1,952)

Attributable to:
Owners of the Company
From continuing operations	(51,542)	(21,839)	(9,726)	(1,371)
From discontinued operations	(4,267)	(1,285)	(5,504)	(778)
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	(6,819)	2,327	1,398	197

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(62,628)	(20,797)	(13,832)	(1,952)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands)

	December 31,
	2022	2023	2023
	CNY	CNY	US$

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	424	53	7
Intangible assets	19,381	—	—
Right-of-use assets	2,993	346	49
Trade receivables	10,520	—	—
Contract assets	89,713	—	—
Other non-current assets	4	247,530	34,969

TOTAL NON-CURRENT ASSETS	123,035	247,929	35,025

CURRENT ASSETS
Inventories	729	—	—
Trade receivables	46,760	—	—
Bills receivable	8,500	—	—
Contract assets	21,647	—	—
Prepayments	1,732	1,107	156
Other receivables	82,733	18	3
Other current assets	3,160	—	—
Cash and cash equivalents	31,695	4,753	671

TOTAL CURRENT ASSETS	196,956	5,878	830

TOTAL ASSETS	319,991	253,807	35,855

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands)

	December 31,
	2022	2023	2023
	CNY	CNY	US$

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	20,326	100	14
Contract liabilities	690	—	—
Other payables and accruals	16,724	82,610	11,669
Income tax payable	10,732	—	—
Provisions	494	—	—
Interest-bearing loans and borrowings	3,000	—	—
Derivative financial liabilities	824	—	—
Lease liabilities	1,317	360	51
Due to related companies	3,408	9,069	1,281
Due to the Shareholder	7,153	85,673	12,103

TOTAL CURRENT LIABILITIES	64,668	177,812	25,118

NON-CURRENT LIABILITIES
Deferred tax liabilities	5,276	—	—
Lease liabilities	1,598	—	—
Interest-bearing loans and borrowings	71,000	—	—

TOTAL NON-CURRENT LIABILITIES	77,874	—	—

TOTAL LIABILITIES	142,542	177,812	25,118

EQUITY
Issued capital	450,782	450,782	63,682
Other capital reserves	735,319	758,775	107,194
Accumulated losses	(1,109,010)	(1,122,851)	(158,626)
Other comprehensive losses	(9,322)	(10,711)	(1,513)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	67,769	75,995	10,737
NON-CONTROLLING INTERESTS	109,680	—	—

TOTAL EQUITY	177,449	75,995	10,737

TOTAL LIABILITIES AND EQUITY	319,991	253,807	35,855

The condensed consolidated statements of profit or loss of the Company for the year ended December 31, 2023 and 2022, and the condensed consolidated statements of financial position of the Company as of December 31, 2023 and December 31, 2022, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The condensed consolidated statements of profit or loss and the condensed consolidated statements of financial position have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023 contained in the Company’s Annual Report on Form 20-F as filed with the Commission on April 30, 2024.